AD
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SEC Mail Processing Section
FEB 28 2011
Washington, DC
106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66358

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2010 AND ENDING DECEMBER 31, 2010
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BAY MUTUAL FINANCIAL LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

242[illegible]
(No. and Street)

SANTA [illegible]
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARTIN W. PERNOLL (310) 586-3222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LICHTER, YU & ASSOCIATES
(Name – *if individual, state last, first, middle name*)

16133 VENTURA BLVD, SUITE # 425 ENCINO, CA 91436
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

[redacted]

11018620

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD
3/16

OATH OR AFFIRMATION

I, MARTIN W. PERNOLL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BAY MUTUAL FINANCIAL, LLC, as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

SENIOR MANAGING DIRECTOR

Title

Notary Public

S. ZAMBALDI
Commission # 1766018
Notary Public - California
Los Angeles County
My Comm. Expires Sep 7, 2011

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bay Mutual Financial, LLC

Financial Statements

December 31, 2010 and 2009

LICHTER, YU & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

16133 VENTURA BOULEVARD
SUITE 425
ENCINO, CA 91436
(818) 789-0265 TELEPHONE
(818) 789-3949 FACSIMILIE

The Board of Directors
Bay Mutual Financial, LLC
Santa Monica, California

We have audited the accompanying statements of financial condition of Bay Mutual Financial, LLC as of December 31, 2010 and 2009, and the related statements of operations, changes in equity, and cash flows for the years ended December 31, 2010 and 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining evidence, on a test basis, supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bay Mutual Financial, LLC as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years ended December 31, 2010 and 2009 in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lichter, Yu & Associates
Certified Public Accountants

Encino, California
February 16, 2011

MEMBER
CALIFORNIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

Bay Mutual Financial, LLC
Statements of Financial Condition

Assets

	December 31, 2010	December 31, 2009
Current Assets		
Cash	$ 19,487	$ 17,355
Commissions receivable	45,305	78,606
Prepaid expenses	9,416	9,416
Total Current Assets	74,208	105,377
Fixed Assets		
Furniture and equipment net of accumulated depreciation of $28,820 and $24,404	6,305	3,222
Total Fixed Assets	6,305	3,222
Other Assets		
Deposits and other assets	100,000	100,000
Total Other Assets	100,000	100,000
Total Assets	$ 180,513	$ 208,599

Liabilities and Members' Equity

	December 31, 2010	December 31, 2009
Current Liabilities		
Accounts payable and accrued expenses	$ 37,793	$ 15,992
Total Current Liabilities	37,793	15,992
Members' Equity	142,720	192,607
Total Liabilities and Members' Equity	$ 180,513	$ 208,599

The accompanying notes are an integral part of these financial statements.

Bay Mutual Financial, LLC
Statements of Operations

	Years Ended December 31, 2010	Years Ended December 31, 2009
Revenue		
Commissions and fees	$ 905,806	$ 920,950
Total Revenue	905,806	920,950
Expense		
Salaries, payroll taxes and benefits	517,623	463,468
Rent	123,418	121,271
Professional services	33,873	36,671
Clearing charges	62,458	73,286
Marketing	9,010	8,750
Other expenses	201,595	174,164
Total Expenses	947,977	877,610
Income (Loss) from Operations	(42,171)	43,340
Total Other (Income) and Expense		
Depreciation and amortization	4,416	4,477
Total Other (Income) and Expense	4,416	4,477
Income (Loss) Before Provision for Income Taxes	(46,587)	38,863
Income tax provision	3,300	3,300
Net Income (Loss)	$ (49,887)	$ 35,563

The accompanying notes are an integral part of these financial statements.

Bay Mutual Financial, LLC
Statements of Cash Flows

	Years Ended December 31, 2010	2009
Cash flows from operating activities:		
Net income (loss)	$ (49,887)	$ 35,563
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	4,416	4,477
Decrease (Increase) in receivable from brokers and dealers	33,301	(23,020)
Decrease (Increase) in prepaid expenses and deposits	-	(76,851)
(Decrease) Increase in accounts payable	21,801	(11,061)
(Decrease) Increase in income tax payable	-	(2,500)
Total Adjustments	59,518	(108,955)
Net cash provided by (used in) operations	9,631	(73,392)
Cash flows from investing activities:		
Purchase of furniture and equipment	(7,499)	-
Net cash used in investing activities	(7,499)	-
Cash flows from financing activities:		
Members' contribution	-	75,000
Net cash provided by financing activities	-	75,000
Net change in cash	2,132	1,608
Cash at beginning of period	17,355	15,747
Cash at end of period	$ 19,487	$ 17,355
Supplemental cash flow disclosures:		
Income tax payments	$ 3,300	$ 5,800

The accompanying notes are an integral part of these financial statements.

Bay Mutual Financial, LLC
Statements of Changes in Members' Equity

	December 31,			
	2010		2009	
Members' Equity				
Balance at beginning of year	$	192,607	$	82,044
Members' contribution		-		75,000
Net income (loss)		(49,887)		35,563
Balance at end of year	$	142,720	$	192,607

The accompanying notes are an integral part of these financial statements.

Bay Mutual Financial, LLC
Notes to Financial Statements
December 31, 2010 and 2009

NOTE A Organization:

Bay Mutual Financial, LLC (the "Company") was organized in the State of California on June 12, 2003, as a broker/dealer in securities under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

Note B Summary of Significant Accounting Policies:

Revenue Recognition:

The Company recognizes income and expense on the accrual basis for financial and income tax reporting purposes.

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis. Accounting principles generally accepted in the United States of America ("GAAP") require transactions to be recorded on a trade date basis, however there is no material difference between trade date and settlement date for the Company.

Customer Transactions:

The Company does not hold inventory for customers. All funds belonging to customers are held in a separate bank account for the exclusive benefit of customers. Securities transactions are cleared through another broker-dealer on a fully disclosed basis.

Cash and cash equivalents:

For purposes of the statement of financial condition and cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less which are not securing any corporate obligations.

Property and Equipment:

Property and Equipment are carried at cost. Property additions and betterments are charged to the property accounts, while maintenance and repairs are expensed as incurred. Whenever an asset is retired or disposed of, its cost and accumulated depreciation or amortization is removed from the respective accounts, and the resulting gain or loss is credited or charges to income.

Depreciation is computed using the straight-line and declining-balance methods over the following estimated useful lives:

Office Equipment	3 to 10 years
Furniture and Fixtures	3 to 10 years
Leasehold Improvements	Remaining life of lease at time of acquisition

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments:

SFAS No. 107, Disclosures about fair value of financial instruments, (codified in FASB ASC Financial Instruments, Topic 825) requires that the Company disclose estimated fair values of financial instruments. The carrying amounts reported in the statements of financial position for current assets and current liabilities qualifying as financial instruments are a reasonable estimate of fair value.

Concentration of Credit Risk:

Financial instruments that potentially subject the Company to concentrations of credit risk are cash, accounts receivable and other receivables arising from its normal business activities. The Company places its cash in what it believes to be credit-worthy financial institutions. However, cash balances have exceeded the FDIC insured levels at various times during the year and at year-end. The Company has a diversified customer base, most of which are related parties. The Company controls credit risk related to accounts receivable through credit approvals, credit limits and monitoring procedures. The Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

Income Taxes:

The Company utilizes SFAS No. 109, "Accounting for Income Taxes," (codified in FASB ASC Topic 740), which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that were included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, (codified in FASB ASC Topic 740) on January 1, 2007. As a result of the implementation of FIN 48, the Company made a comprehensive review of its portfolio of tax positions in accordance with recognition standards established by FIN 48. As a result of the implementation of FIN 48, the Company recognized no material adjustments to liabilities or stockholders' equity. When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest associated with unrecognized tax benefits are classified as interest expense and penalties are classified in selling, general and administrative expenses in the statements of income. The adoption of FIN 48 did not have a material impact on the Company's financial statements.

The Company files its own federal and state income tax returns. Due to the nature of a Limited Liability Company the members are taxed directly on the profits and losses of the Company. The Company is liable for the minimum state tax and Limited Liability Company franchise fee.

At December 31, 2010 and 2009 the Company made an appropriate state income tax provision for minimum state tax and Limited Liability Company Franchise fees of $3,300.

NOTE C Cash:

The Company maintains its cash balances at banks and a brokerage house located in Santa Monica, California. The bank balances are insured by the Federal Deposit Insurance Corporation and the brokerage account by the Securities Investor Protection Corporation up to $250,000 and $10,000,000, respectively. As of December 31, 2010 and 2009, there were no uninsured cash balances.

NOTE D Fixed assets:

At December 31, 2010 and 2009, Furniture, Leasehold Improvements and Equipment consisted of the following:

A summary is as follows:

	December 31, 2010	December 31, 2009
Office equipment	$ 35,125	$ 27,626
	35,125	27,626
Less accumulated depreciation	(28,820)	(24,404)
	$ 6,305	$ 3,222

Depreciation expense was $4,416 and $4,477 for the years ended December 31, 2010, and 2009, respectively.

NOTE E Net capital requirement:

Pursuant to the net capital provisions of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2010 and 2009, the Company had net capital requirements of $5,000 and net capital of approximately $82,267 and $111,740, respectively.

NOTE F Customer Protection Rule Exemption:

The Company relied on Section K(2)(ii) of the Securities and Exchange Commission Rule 15c3-3 to exempt them from the provisions of the rule.

NOTE G Commitments:

Operating Lease
The Company leases two offices under non-cancelable operating leases. The leases expire in February 2010 and June 2014. Rent expense for year ended December 31, 2010 and 2009 was $123,418 and $121,271, respectively. The future minimum lease obligation resulting from these agreements are as follows:

Year ending:	
2011	$ 143,980
2012	143,999
2013	145,336
2014	74,094
	$ 507,409

NOTE H Compensated Absences:

All full time regular covered employees are eligible for vacation with pay according to the following schedule: During the first year of employment, employees can earn up to forty (40) hours of vacation; during the second year of employment, employees can earn up to eighty (80) hours of vacation; and during the third year of employment, employees can earn up to one hundred twenty (120) hours of vacation; and during the tenth year of employment, employees can earn up to one hundred sixty (160) hours of vacation; and during the twentieth year of employment, employees can earn up to two hundred (200) hours of vacation . Employees can accrue up to a maximum of 2 times their annual rate; no additional time will be accrued until some vacation time is used. The date of employment will be considered the anniversary date for vacation purposes. At termination, employees are paid for any accumulated unpaid vacation leave. As of December 31, 2010 and 2009, there was no vacation liability.

Supplemental Schedules

Bay Mutual Financial, LLC
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1

Schedule I

	December 31, 2010	December 31, 2009
Members' Equity	$ 142,720	$ 192,607
Less Non Allowable Assets		
Commissions receivable	44,732	68,229
Prepaid expenses	9,416	9,416
Fixed assets	6,305	3,222
Total Non Allowable Assets	60,453	80,867
Less Haircuts	-	-
Net Capital	$ 82,267	$ 111,740
Total Liabilities	$ 37,793	$ 15,992
Aggregated Indebtedness	37,793	15,992
Net Capital Required	5,000	5,000
Minimum Net Capital Required (6 2/3% of Aggregated Indebtedness)	2,521	1,067
Minimum Dollar Requirement	5,000	5,000
Net Capital Requirement (greater of the two)	5,000	5,000
Excess Net Capital @ 1000% (Net Capital - 10% of Aggregate Indebtedness)	$ 78,488	$ 110,141

Bay Mutual Financial, LLC
Reconciliation of Net Capital Computation with Focus II Report

Schedule II

	December 31, 2010	December 31, 2009
Net Capital Per Focus II Report	$ 96,927	$ 124,489
Decrease (Increase) in non allowable assets	(3,081)	(18,623)
Increase (Decrease) in income due to audit adjustments	(11,579)	5,874
Net Capital	$ 82,267	$ 111,740

Reconciliation of Audit Adjustments:

	2010	2009
Correction to expense accounts	$ (14,660)	$ (17,226)
Increase in non allowable asset - fixed assets	3,081	-
Increase in non allowable asset - commissions receivable	-	23,100
Increase (Decrease) in income due to audit adjustments	$ (11,579)	$ 5,874

Bay Mutual Financial, LLC

Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3

December 31, 2010 and 2009

Schedule III

Bay Mutual Financial, LLC relies on Section K(2)(ii) of the Securities and Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

LICHTER, YU & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

16133 VENTURA BOULEVARD
SUITE 425
ENCINO, CA 91436
(818) 789-0265 TELEPHONE
(818) 789-3949 FACSIMILIE

The Board of Directors
Bay Mutual Financial, LLC
Santa Monica, California

In planning and performing our audit of the financial statements of Bay Mutual Financial, LLC as of December 31, 2010, we considered its internal control, including activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company including test of such practices and procedures that we considered relevant to the objectives state in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provision of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verification and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

MEMBER
CALIFORNIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

Because of inherent limitations in internal controls or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amount that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lichter, Yu & Associates

Lichter, Yu & Associates
Certified Public Accountants

Encino, California
February 16, 2011

LICHTER, YU & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

16133 VENTURA BOULEVARD
SUITE 425
ENCINO, CA 91436
(818) 789-0265 TELEPHONE
(818) 789-3949 FACSIMILIE

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Board of Directors
Bay Mutual Financial, LLC
Santa Monica, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2010 to December 31, 2010, which were agreed to by Bay Mutual Financial, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Bay Mutual Financial, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Bay Mutual Financial, LLC's management is responsible for the Bay Mutual Financial, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement recorded entries for check number 2536 in the amount for $1,021 and check to be issued in the amount of $1,023, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010, see attached "Reconciliation of Form X-17A-5 to Form SIPC-7T", as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010 noting no difference;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, see attached "Reconciliation of Adjustments on Form SIPC-7T", noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, see "Reconciliation of Calculations on Form SIPC-7T" noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences, if applicable. There was no overpayment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Lichter, Yu & Associates

February 16, 2010
Encino, California

Bay Mutual Financial, LLC
Reconciliation of Form X-17A-5 to Form SIPC-7T

Revenue audited:	
Commissions and fees	$ 905,806
Total revenue audited for the year ended December 31, 2010	905,806
Total revenue reported on Form SIPC-7T	905,806
(Over) Under reported	$ -

Bay Mutual Financial, LLC
Reconciliation of Adjustments on Form SIPC-7T

Adjustments reported on Form SIPC-7T	
Commissions, floor brokerage & clearance paid to other SIPC members in connection with securities transactions.	$ (62,458)
Revenue from the distribution of shares of a registered open end investment company or unit investment in trust, from the sale of variable annuities from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company seperate accounts and from transactions in security futures products.	(25,577)
Total adjustments reported on Form SIPC-7T	(88,035)
General Ledger Comparison:	
Commissions, floor brokerage & clearance paid to other SIPC members in connection with securities transactions.	62,458
Revenue from the distribution of shares of a registered open end investment company or unit investment in trust, from the sale of variable annuities from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company seperate accounts and from transactions in security futures products.	25,577
(Over) Under reported	$ -

Bay Mutual Financial, LLC
Reconciliation of Calculations on Form SIPC-7T

Total revenue reported on Form SIPC-7T	$	905,806
Total adjustments reported on Form SIPC-7T		(88,035)
SIPC net operating revenues	$	817,771
General assessment @ .0025	$	2,044
Amount reported on Form SIPC-7T	$	2,044
(Over) Under reported	$	-